UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

1630-1177 West Hastings Street

Vancouver, BC, V6E 2K3 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

SUBMITTED HEREWITH

Exhibits 99.1 to 99.3 included with this report are hereby incorporated by reference into the Registrant’s registration statement on Form F-10 (File no. 333-272658) (the “Registration  Statement”), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Annual Information Form for the fiscal year ended December 31, 2023

99.2	Audited consolidated financial statements for the fiscal year ended December 31, 2023

99.3	Management’s Discussion & Analysis for the fiscal year ended December 31, 2023

99.4	CEO Certification of Annual Filings on Form 52-109F1

99.5	CFO Certification of Annual Filings on Form 52-109F1

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 2, 2024

Fury Gold Mines Limited

/s/ “Phil van Staden”

Phil van Staden

Chief Financial Officer

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